EXHIBIT (c)(5)
Appraisal
of
Cox Enterprises, Inc.
as of
December 31, 2007
Prepared by
John Morton, Paul Ravaris
and
Associates

Cox Enterprises, Inc.
2007 Valuation
Purpose of the Appraisal
It is the purpose of this appraisal to arrive at a fair market value of (100%) the equity of Cox Enterprises, Inc. as of December 31, 2007. The appraisals of each of the consolidated and unconsolidated operating entities, various material investments, and non-operating assets held by Cox Enterprises were used to arrive at the fair market value of the common stock of Cox Enterprises, Inc. on a private market basis.
We understand that the value attributed to the common stock of Cox Enterprises will be used for the Company’s administration of the Cox Unit Appreciation Plan (UAP), sales and repurchases of common stock, and other corporate purposes.
Fair Market Value is defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy, or to sell, and both having reasonable knowledge of relevant facts. For purposes of this valuation, we have presumed that the Company’s businesses will be ongoing.
Methods and Procedures
Among factors analyzed in preparing this appraisal were: the history of the company, the economic outlook for the U.S. economy generally and for the industries in which the company has invested specifically, book value and the financial condition of the company, the company’s earnings and dividend-paying capacity, the existence of goodwill and other intangibles, whether there have been past sales of the company’s stock, and the market prices of stocks of corporations, involved in the same or similar businesses, having their stocks actively traded in a free and open market.
There are a number of different appraisal methodologies and approaches. Among the most commonly used are Past Transactions, Net Book Value, Investment, Public Market Value, Replacement Cost, Public Market Comparison, Asset Appraisal, Return on Capital, and Discounted Cash Flow.
In most operating units, the primary valuation methodology employed was a discounted cash flow (“DCP”). The results of the DCFs were then compared to public market valuations for similar companies, or recent arms length transactions where available. Based upon our analysis outlined below, our experience, and judgment, we have arrived at an opinion of Fair Market Value of Cox Enterprises, Inc for the year ending December 31, 2007.
As in previous years, the appraisal process began in early November prior to the year end. We were offered the opportunity to meet with executives of each of the Cox Enterprises’ divisions under the auspices of the Corporate Controller’s office. During each of the meetings with division executives, a recap of 2007 performance was provided, as well as forecasted year-end 2007 results, and long range forecasts. These review meetings and the division’s historic ability to accurately budget future performance provided a solid basis for employing DCF analysis as the primary valuation methodology.
The methods and procedures used in this appraisal have not changed significantly from prior year appraisals. We reviewed the audited and internally generated financial statements of Cox Enterprises,

Cox Enterprises, Inc.
2007 Valuation
Inc., each operating entity’s financial results, and selected investments for the year ending December 31, 2007; as well as forecasts for 2008 through 2012. We also compared budget to actual performance for prior years, where available. Among the factors that are taken into account in our evaluation are: revenues, earnings and cash flows (and their trends); related budgets and forecasts; pretax and after tax profit margins; invested funds; rate and pricing structures; market ranking and penetration; third party ratings, advertising and circulation volume and rate patterns; return on invested capital and equity; and growth trend.
A minority percentage of Cox Radio, Inc.’s outstanding common stock is traded on the New York Stock Exchange. Average trading prices of these shares informed our judgment to the value of radio operations as well as providing the basis for the valuing of the minority ownership.
In support appraisals we have monitored the consumption and cost of newsprint, labor relations, and other material cost factors. Where appropriate, we have also assessed the caliber and strengths of management personnel, since this factor, in our opinion, affects overall value. As in prior years, visits were made to selected operating companies and investments. Interviews were undertaken with operating staffs and executives to provide additional information on financial results and future plans that could impact the appraisals.
The company’s newspaper, broadcast, cable properties and some cable division investments have been compared, individually and/or collectively, with the values of publicly owned companies. However, it is understood that public market values generally do not reflect the value of control or total ownership. We have also examined data derived from the sale of media properties in the private merger and acquisition market.
In valuing certain Cox investments, the value negotiated with a third party or the investment amount, in our view, reflected the current fair market value, and was used as the basis for the derived value.
For investments in companies for which the common stock is publicly traded, we have utilized the average of the market closing prices for the 20 trading days up to December 31, 2007. Finally, we have utilized outside expert opinion in the case of some real estate holdings and the corporate aircraft.
Cox Broadcasting
The approach taken in valuing the properties contained within Cox Broadcasting was similar to that followed in valuing the newspapers. Particular attention was paid to the income and retail sales characteristics of each of Cox Broadcasting’s markets and the market rankings against competitors in each market Revenue from Cox’s television division in 2007 declined 4.2% from 2006’s level, reflecting largely the lack of election-year advertising, which tends to boost volume. Revenue at Cox Radio, Inc., less affected by the lack of election-year advertising, rose 1.0% from 2006’s level. Total revenue for the Broadcast Division declined 2.2%. Income before non-cash charges and UAP expense at the television division declined 11%, with the margin declining to 342% from the previous year’s 38.4%. Income before non-cash charges (pension and LTIP) declined 1.0% at Cox Radio Inc., with the margin slipping to 37.7% from the previous year’s 38.5%.
Company Confidental

Cox Enterprises, Inc.
2007 Valuation
Since the principal method of valuing the television and radio properties involves applying multiples of operating cash flow (income before non-cash charges, interest and tax), this approach received primary emphasis in this appraisal, and was supplemented by a discounted cash flow analysis. Attention was also given to the prices paid for broadcast properties in the private mergers and acquisitions market. Generally, the prices paid for broadcast properties are public knowledge, but the resulting multiples of cash flow are not. We relied upon our knowledge of criteria used by acquiring companies, gained in part through our private consulting work with media companies. Additionally, the stock-price performance of publicly owned broadcast companies in 2007 also was analyzed for indications of value for the Cox broadcasting properties.
Radio
Radio in 2007 continued to face sluggish advertising-revenue growth. Universal/McCann estimated that total advertising revenue for local radio in 2007 declined 6% from 2006’s level and further estimated that 2008 revenue would be fiat with 2007. Among competitors, satellite radio continues to grow rapidly, although it still has a small market share compared with regular broadcast radio, and the two major satellite radio operations have not been financially successful so far. A proposed merger of the two is undergoing antitrust scrutiny. Of more concern for traditional radio is Internet radio, which likewise is growing and already has several times more listeners than satellite radio. Major sites are operated by Yahoo, AOL, and Microsoft. Traditional radio stations are countering with their own Internet sites, but it is clear that the future will present much greater competition than radio stations have encountered in the past.
In radio, there were transactions in 2007 involving 1,676 stations with a total value of $3.2 billion. As with television stations, most of the transactions involved small markets singularly or in groups. One major transaction was part of the proposed merger and privatization of Clear Channel Communications involving radio assets in several states, including the major markets of Los Angeles, Chicago and New York, for a transaction price $16.7 billion.
The company in 1996 created a subsidiary corporation, Cox Radio, Inc., to which was transferred ownership of all the company’s radio stations. Cox Radio, Inc. made an, initial public offering on the New York Stock Exchange of 8,625,000 shares of Class A common stock on October 2, 1996. In addition, 111,973 shares of restricted Class A common stock was issued to members of management of Cox Radio, Inc. The offered and issued stock represented approximately 31% of Cox Radios total shares outstanding. During 2005, 2006, and 2007, Cox Radio has been steadily repurchasing its publicly-traded shares on the open market pursuant to share repurchase programs authorized by its Board of Directors. As of December 31, 2007, Cox Radio had repurchased 11.3 million shares for as aggregate purchase price of $153 million under these repurchase programs. As of December 31, 2007, the minority interest in Cox Radio totaled 28,143,133 split-adjusted shares. For purposes of this appraisal, the market value of the publicly traded Class A common stock was deducted as a minority interest. The value attributed to the publicly traded shares is the average of the closing prices for the 20 trading days prior to December 31, 2007.

Cox Enterprises, Inc.
2007 Valuation
Other Broadcast Properties
Syndication Company is valued through a discounted cash-flow analysis, and Iniquity’s value reflects the invested amount.

Cox Enterprises, Inc.
2007 Valuation
Table 3- Cox Broadcasting Radio Stations Valuation
(Dollars in thousands)

Atlanta — WSB-AM/WSB-FM/WALR-FM/WBTS-FM/WSRV-FM	910,100
Miami — WFLC-FM/WHQT-FM/WEDR-FM/WHDR-FM	347,600
Dayton — WHIO-AM/WHKO-FM/WHIO-FM/WZLR-FM	46,500
Louisville — WRKA-FM/WVEZ-FM/WSFR-FM/WPTI-FM	37,200
Orlando — WDBO-AM/WWKA-FM/WCFB-FM/WHTQ-FM/WMMO- FM/WPYO-FM	360,300
Tampa — WWRM-FM/WXGL-1FM/WSUN-FM/WHPT-FM/WDUV-FM/WPOI- FM	246,900
Tulsa — KRMG-AM/KWEN-FM/KJSR-FM/KRAV-FM/KKCM-FM	71,400
San Antonio — KSMG-FM/KISS-FM/KCYY-FM/KKYX-AM/KPWT- FM/KONO-FM/AM	121,900
Birmingham — WBHJ-FM/WBHK-FM/WAGG-AM/WZZK-FM/WNCP- FM/WPSB-AM/WBPT-FM	68,200
Long Island — WBLI-FM/WBAB-FM/WHFM-FM	119,700
Bridgeport — WEZN-FM	55,800
New Haven — WPLR-FM/WYBC-FM (JSA)	62,900
Stamford — Norwalk — WFOX-FM/WCTZ-FM/WNLK-AM/WSTC-AM	20,700
Jacksonville — WAPE-FM/WFYV-FM/WJGL-FM/WMXQ-FM/WOKV- AM/WOKV-FM (acquired in ‘06 for $7.7M)	119,500
Honolulu — KRTR-FM/KPHW-FM/KINE-FM/KCCN-FM/KRTR-AM/KKNE- AM	28,400
Houston — KLDE-FM/KTHT-FM/KKBQ-FM/KHPT-FM	237,100
Richmond — WKHK-FM/WKLR-FM/WMXB-FM/WDYL-FM	77,200
Greenville/Spartanburg — WJMZ-FM/WHZT-FM	43,000
CXRi unallocated operating costs	(50,500)

Subtotal Cox Radio Stations	2,923,900
Radio Unallocated Overhead	(174,400)
Pension expense	—

Total Cox Radio Operations	2,749,500

Other Cox Radio Properties
Syndication company	5,800
Ibiquity	2,500

Cox Enterprises, Inc.
2007 Valuation

Other Cox Radio Properties	8,300

Cox Radio Adjustments
Less: Radio Debt	(336,600)
Less: Minority Interest (28,143,133 @ $11.78)	(331,500)
Total Cox Radio Value	2,089,700